SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 10 March, 2008


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                   SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

 1   Name of the Issuer                 2   State whether the notification
                                            relates to:
     Bank of Ireland                        (i) a transaction notified in
                                            accordance with Market Abuse Rules;
                                            (ii) a disclosure made in accordance
                                            with section 53 (as extended by
                                            section 64 of the Companies Act
                                            1990) or entered into the issuer's
                                            register in accordance with section
                                            59 of the Companies Act 1990; or
                                            (iii) both (i) and (ii).
                                            Notification relates to (iii) above
                                            and to the UK Disclosure Rule 3.1.4
                                            R (1) (a)

 3   Name of person discharging         4   State whether notification relates
     managerial responsibilities/           to a person connected with a person
     director                               discharging managerial
                                            responsibilities/director named in 3
                                            and identify the connected person

     Tony Wyatt - PDMR                      N/A

 5   Indicate whether the notification  6   Description of shares (including
     is in respect of a holding of the      class) debentures or derivatives or
     person referred to in 3 or 4           financial instruments relating to
     above or in respect of a               shares
     non-beneficial interest

     PDMR named in 3 above                  Ordinary Stock

 7   Name of registered shareholder(s)  8   State the nature of the transaction
     and, if more than one, number of
     shares held by each of them

     Tony Wyatt                             Purchase of Stock

 9   Number of shares, debentures or   10   Percentage of issued class acquired
     financial instruments relating to      (treasury shares of that class
     shares acquired                        should not be taken into account
                                            when calculating percentage)

     1096                                   0.0001 %

11   Number of shares, debentures or   12   Percentage of issued class disposed
     financial instruments relating to      (treasury shares of that class
     shares disposed                        should not be taken into account
                                            when calculating percentage)

     N/A                                    N/A

13   Price per share or value of       14   Date and place of transaction
     transaction

     Euro 8.935                             7 March 2008, Dublin

15   Total holding following           16   Date issuer informed of transaction
     notification and total percentage
     holding following notification
     (any treasury shares should not
     be taken into account when
     calculating percentage)

     2728 - 0.0003%                         7 March 2008


If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                          18   Period during which or date on
                                                 which it can be exercised



19   Total amount paid (if any) for grant   20   Description of shares or
     of the option                               debentures involved (class and
                                                 number)


21   Exercise price (if fixed at time of    22   Total number of shares or
     grant) or indication that the price is      debentures over which options
     to be fixed at the time of exercise         are held following notification



23   Any additional information             24   Name of contact and telephone
                                                 number for queries

                                                 Ella Cullen, Group Secretary's
                                                 Office
                                                 + 353 1 6043472

Name and signature of duly designated officer of issuer responsible for making notification

John B. Clifford, Group Secretary
Date of notification 10 March 2008



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 10 March, 2008